

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Via E-mail
Cameron Robb
President, Principal Executive Officer, Secretary and Treasurer
Mix 1 Life, Inc.
10575 N. 114th Street, Suite 103
Scottsdale, AZ 85259

> **Re:** **Mix 1 Life, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 5, 2015**
> **File No. 333-204750**

Dear Mr. Robb:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note the language, in bold, on the cover page that states that the "prospectus covers the primary direct public offering of the Company…" Please remove the language on the cover page referring to a primary offering, as the registration statement relates to a secondary offering.

Recent Sales of Unregistered Securities, page II-1

2. Please revise your disclosure of recent sales of securities to reflect your convertible debenture and warrants offerings that closed on May 14, 2015.

Description of Securities, page 15

3. Please expand your description of securities to reflect the outstanding convertible debentures and warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Luke C. Zouvas
Zouvas Law Group, P.C.
2750 Womble Rd, Suite 107
San Diego, CA 92106